SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2015

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	In response to the request from the National Division of companies with state participation (shareholder ANSES).

Buenos Aires, March 17, 2015

Securities and Exchange Commissions

RE.: In response to the request from the National Division of companies with state participation (shareholder ANSES).

We hereby address you to answer the letter received last March 11, whereby certain information is required from the President of BBVA Banco Francés S.A. (“BBVA Francés”) in order to vote in the Annual and Special Meeting of Shareholders to be held next April 7, 2015 (the “Meeting”).

Pursuant to the request, the requested information is furnished below:

1) “A Signed Copy of the Minutes of the Board of Directors Convening to the Annual and Special Meeting of Shareholders.”

A copy of Minutes of the Board of Directors No. 5152 of February 24, 2015 convening to the Meeting of Shareholders is attached hereto. Notwithstanding the above, such minutes have been made available to the public in general on the Online Financial Information Tool (Autopista de Información Financiera, AIF) on February 24, 2015 under ID 4-285964-D.

2) “A Copy of the Latest Version of the Restated By-laws.”

A copy of the latest restated Corporate By-laws dated September 18, 2014 is attached hereto. Notwithstanding the above, such by-laws have been made available to the public in general on Autopista de Información Financiera (AIF) on October 27, 2014 under ID 4-255873-D.

3) “Current (Regular and Alternate) Members of the Board of Directors with the Dates of Appointment and Currency of their Mandates”.

Below, there is a list of the members of the Board of Directors of BBVA Francés:

BBVA BANCO FRANCÉS S.A.

Full name	TITLE	Appointment	Exp. of Mandate
Jorge Carlos Bledel	Chairman	03/26/12	12/31/14
José Manuel Tamayo Pérez	Vice Chairman 1°	04/10/14	12/31/16
Marcelo Gustavo Canestri	Vice Chairman 2°	04/10/14	12/31/16
Oscar Miguel Castro	Regular Director	03/26/12	12/31/14
Luis Bernardo Juango Fitero	Regular Director	04/10/14	12/31/16
Mario Luis Vicens	Regular Director	04/09/13	12/31/14
Martín Ezequiel Zarich	Alternate Director	03/26/12	12/31/14

Notwithstanding the above, such list has been made available to the public in general on Autopista de Información Financiera (AIF) on April 11, 2014 under ID 4-221409-D.

4) “Breakdown of the Shareholding Structure to Date.”

Below, there is the latest information available on the shareholding structure of BBVA Francés at December 31, 2014:

Name	Ordinary Shares	% Total Shares
BBVA SA	244,870,968	45.61%
BBV AMERICA S.L. (1)	160,060,144	29.81%
THE BANK OF NEW YORK MELLON ADRS (2)	52,840,785	9.84%
ANSES FGS LAW 26425	42,439,494	7.90%

(1)	BBV America S.L is under control of BBVA. It has directly 29.81% of the shares of BBVA Francés.
(2)	Agent of the Ads

5) Regarding the items in the agenda:

a) (Item 2) “Consideration of the Annual Report, Annual Report on Corporate Responsibility, Financial Statements, Supplementary Information and other Accounting Information, Supervisory Committee’s Report and Auditor’s Report, for Fiscal Year No. 140, ended December 31, 2014.”

A copy of the documentation to be considered at the Meeting is attached and identified in this item. Furthermore, such information has been made available to the public in general on Autopista de Información Financiera (AIF) on February 10, 2015 under ID 4-282740-D and ID 4-282741-D.

b) (Item 3) “Consideration of the performance of the Board of Directors, the General Manager and the Supervisory Committee.”

The Financial Statements and the Board of Directors’ Annual Report mentioned in the answer above describe clearly the performance of the Board of Directors, the General Manager and the Supervisory Committee of BBVA Francés.

c) (Item 4) “Consideration of the results for Fiscal Year No. 140, ended December 31, 2014. Treatment of Unallocated Earnings at December 31, 2014 for the amount of ARS 3,204,495,767.13. The following allocations will be made: a) ARS 640,899,153.43 to the Legal Reserve; (b) ARS 400,000,000 to dividend distribution in cash subject to the authorization of the Central Bank of the Argentine Republic; and c) ARS 2.163.596.613.70 to the optional reserve for future distribution of earnings, as provided for in Communication “A” 5273, subject to the authorization of the Central Bank of the Argentine Republic.”

Pursuant to the terms in Title II, Chapter II, art. 27, of the Rules of the Argentine Securities Commission (restated by Resolution No. 622/13 of the Argentine Securities Commission), the Board of Directors of BBVA Francés has included in the text of the Agenda item the content of the motion to be made to the Meeting in connection with the 2014 unallocated earnings.

d) (Item 5) “Consideration of the remuneration for the Board of Directors for Fiscal Year No. 140, ended December 31, 2014.”

The proposed remuneration for the Board of Directors for the discharge of their duties during fiscal year 2014 amounts to ARS 4,296,435.72.

Furthermore, the amounts paid as remuneration of the Board during the fiscal years ended on December 31, 2013; December 31, 2012; December 31, 2011 are AR$ 3,153,920, AR$ 2,505,172 and AR$ 2,067,212, respectively.

None of the Directors appointed during the periods reported were in employment relationship with the entity or perceived feed for special commissions or technical-administrative tasks.

Regarding the request for access of information by Directors, we inform that the National Securities Committee (CNV) has issued the Interpreting Criterion No 45, in relation to the information on individual compensations (Section 75 of Argentine Decree No. 1.023/2013), stating that “Companies authorized to publicly offer their shares shall make a report as required in section 75 of Argentine Decree No. 1.023/2013 as information restricted in the access created by this Agency for such purpose. The global compensations shall be informed as stated in the RULES through included directors, managers, trustees and statutory auditors.

Therefore, BBVA Francés will comply with the provisions set forth by the National Securities Committee, once informed of the access of the compensation of each Director through the restricted access created for such purpose, and it will only inform the global compensation through public access.

All proposals of fees of the Board of Directors of BBVA Francés have been previously approved by the Appointment and Compensation Committee and have a favorable opinion of the Auditing Committee pursuant to Argentine Law 26.831

Furthermore, the information of the periods above mentioned has been made available to the public in general in the Financial Information Highway (AIF) on the following dates: (i) March 23, 2012 under ID 4-168433-D; (ii) March 5, 2013, under ID 4-187297-D; and (iii) February 25, 2014, under ID 4-213711-D; and (iv) February 24, 2015, under ID 285969-D.

e) (Item 6) “Consideration of the remuneration for the Supervisory Committee for Fiscal Year No. 140, ended December 31, 2014.”

The Board of Directors of BBVA Francés has decided to propose the Meeting a remuneration for the Supervisory Committee of ARS 528,608 for the fiscal year 2014.

In relation to the fiscal years ended on December 31, 2013; December 31, 2012 and December 31, 2011, the amount paid as remuneration for the Supervisory Committee were AR$ 419,530, AR$ 337,000 and AR$ 220,400 respectively.

With respect to the request for individualization of the compensation of the Auditing Committee, we refer to the answer of the above item, in relation to the application of the Interpreting Criterion No. 45 of the National Securities Committee, as it also includes the compensation of the Auditing Committee.

Finally, the information of the periods above mentioned has been made available to the public in general in the Financial Information Highway (AIF) on the following dates: (i) April 11, 2014 under ID 4-221401-D; (ii) April 10, 2013, under ID 4-189986-D; and (iii) March 30, 2012, under ID 4-168916-D;

f) (Item 7) “Determination of the number of members of the Board of Directors and election of the relevant directors for three fiscal years.”

Article 10 of BBVA Francés’ by-laws set forth that the Board of Directors of the company is formed by a minimum of three and a maximum of nine Regular Directors, and the same number of alternate members, as established in each Annual Meeting.

Furthermore, the mandates of Directors Jorge Carlos Bledel, Mario Luis Vicens and Jorge Oscar Castro have expired; jointly with the mandate of the Alternate Director, Martín Ezequiel Zarich.

The Board of Directors of BBVA Francés does not make any proposal regarding this item of the Agenda and, to date, no proposal has been received from any shareholder (article 70 of Law No. 26.831).

g) (Item 8) “Election of three regular and three alternate members of the Supervisory Committee for the current fiscal year.”

Article 19 of BBVA Francés’ by-laws set forth that the company will be supervised by three regular members of the Supervisory Committee who will be appointed by the Annual Meeting of Shareholders on an annual basis. That meeting will also select the same number of alternate members for the same term.

Therefore, the mandates of: (i) Regular Members of the Supervisory Committee, Mario Rafael Biscardi, Alejandro Mosquera, and Marcelino Agustín Cornejo; and (ii) Alternate Members of the Supervisory Committee, Julieta Paula Pariso, Agustín Isola, and Daniel Oscar Celentano, have expired.

The Board of Directors of BBVA Banco Francés S.A. does not make any proposal regarding this item of the Agenda and, to date, no proposal has been received from any shareholder (article 70 of Law No. 26.831).

h) (Item 9) “Remuneration of the accountant who prepared the financial statements for Fiscal Year No.140, ended December 31, 2014.”

The Board of Directors of BBVA Francés has decided to propose to the Meeting the amount of ARS 9,941,840 plus VAT, as remuneration for the accountant who prepared the financial statements for Fiscal Year 2014.

In relation to the fiscal years ended on December 31, 2013; December 31, 2012 and December 31, 2011, the amount paid as remuneration of the accountant were AR$ 6,548,350, AR$ 5,064,150, and AR$ 4,029,148, respectively, in all the cases plus VAT.

The Audit Committee on Law No. 26.831 has issued a favorable opinion on this issue.

i) (Item10) “Appointment of the accountant who will prepare the financial statements for the current fiscal year.”

The Board of Directors of BBVA Francés has decided to propose to the Meeting the appointment of Estudio Deloitte & Co. S.A., in the person of the partners and accountants Marcelo Gustavo Bastante, as Regular Auditor, and Alberto Adolfo Allemand, as External Alternate Auditor.

Regarding the budget for the year in course, it is informed that it is in process of negotiation, taking into account the volume of requested tasks and the market value compared to auditors of the same level and standing as Deloitte & Co. S.A.

It should be highlighted that the Audit Committee on Law. 26.831 has issued a favorable opinion as regards these appointments and that accountants Bastante and

Allemand have timely and duly submitted to the Argentine Securities Commission and the Buenos Aires Stock Exchange the Affidavit required by article 104 of Law No. 26.831. Such affidavits were published on February 24, 2015 in the Daily Gazette of the Buenos Aires Stock Exchange.

j) (Item 11) “Allocation of funds to the Audit Committee on Law. 26.831 to seek professional advice.”

The Board of Directors of BBVA Francés has decided to propose to the Meeting a budget of ARS 351,562 for the operation of the Audit Committee on Law. 26.831.

In relation to fiscal years closed on 12/31/2013, 12/31/2012 and 12/31/2011, the amounts paid as budget of the Auditing Committee, Argentine Law 26.831, are ARS 281,250, ARS 225,000, ARS 200,000, respectively.

k. (Item 12) “Renewal of delegation in the Board of Directors (with the power to subdelegate) of the entire powers referred to the Negotiable Obligation Program of BBVA Banco Francés S.A. for an amount of up to USD 750,000,000 (or its equivalent in other currencies), initially authorized by resolution of the National Securities Committee No. 14.967 of November 29, 2004 and of the negotiable obligations issued under it, including, without limitation, the determination of all the issuance conditions.

According to the request, we inform that the roles timely delegated by the Annual General Meeting and Special Meeting No. 185 of April 26, 2007, are as follows:

a) the determination of all conditions of the Program and the classes and series of Negotiable Obligations to be issued under such program, within the maximum amount authorized by the Meeting of up to USD 300,000,000 outstanding, at any moment, with the possibility of issue and reissue series within that outstanding amount, including, without limitation, the determination of the period, currency, price, method and conditions of payment and placement, legal and contractual implementation, applicable law, types and rates of interest or other consideration for the issuance and provision of funds under them, periods of interests, terms, mechanisms of repurchase or redemption, etc. and;

b) the determination or not of the request for authorization of the public offering of the Negotiable Obligations in Argentina to the CNV and/or competent authorities with respect to other jurisdictions, including the Securities Exchange Commission of the United States of America, and of quotation or not to Buenos Aires Stock Exchange, foreign stock exchanges or other stock market or over-the-counter-market entities of the country or abroad;

c) to authorize the Board of Directors to subdelegate its powers and those delegated to one or more directors or managers of the Bank.

It is worth pointing out that afterwards (minutes of the meeting of March 30, 2011 and March 26, 2012), the amount of the program was extended to USD 500,000,000 and USD 750,000,000, respectively, reaching the amount currently in force.

As supporting information, we attach the Minutes of the Annual General Meeting and Special Meeting No. 185 of April 26, 2007, No. 186 of March 28, 2008, March 30, 2011 and No. 189 of April 9, 2013.

Truly yours,

ADRIAN BRESSANI, ESQ.
SECRETARY OF THE BOARD OF DIRECTORS
BBVA BANCO FRANCÉS S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: March 17, 2015	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer